DIASYS CORPORATION
21 West Main Street
Waterbury, CT 06702

March 21, 2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

       This is to acknowledge that:
  DiaSys Corporation (the "Company") is responsible for the adequacy and accuracy of the disclosures in its Form 10-KSB filing with the Securities and Exchange Commission (the "Commission");

  The Commission staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking any action with regard to the Form 10-KSB; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DIASYS CORPORATION

By: S/GREGORY WITCHEL
Gregory Witchel, Chief Executive Officer